UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2021 (Report No. 5)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 27, 2021, Siyata Mobile Inc. (the “Company”) entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Note”) for gross proceeds of US$6,000,000 (the “Purchase Agreement”) with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”). Proceeds are expected within ten (10) days of the execution of the Purchase Agreement, subject to customary closing conditions, and such proceeds are intended to be used to repay and terminate existing convertible notes, as well as to pay certain fees and costs associated with the transaction.

The Purchase Agreement provides for, among other things, the issuance of a US$7,200,000 Note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of US$10.00 per share (“Conversion Price”) of the Company’s common shares (“Common Shares”). The Company is required to make principal payments in 18 equal monthly installments commencing 180 days after funding (“Repayment”). At the discretion of the Company, the Repayments can be made in: (i) cash; (ii) Common Shares (after Common Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). The Company will have the right to buy-back the outstanding face value of the Note at any time with no penalty (“Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the Note at the lesser of the Conversion Price or Repayment Price. Additionally, the Note ranks senior to other Company debt, excluding certain debt facilities, and is secured over Company assets, as more fully detailed in the Purchase Agreement and Note. Further, the Purchase Agreement provides that Lind will also receive a common shares purchase warrant to purchase up to 2,142,857 shares of the Company’s Common Shares (“Warrant”). The Warrant may be exercisable with cash payment for 60 months with an exercise price of US$4.00 per Common Share and may be exercised on a cashless basis in the event that a registration statement covering the underlying Common Shares is not deemed effective. Both the Note and the Warrant contain certain anti-dilution protection in certain circumstances. The Company is obligated to file a registration statement covering the Common Shares underlying the Note and Warrant within forty five (45) days of Closing.

Concurrently with the execution of the Purchase Agreement, the Company, its subsidiaries and Lind entered into certain security agreements and guarantees as more fully detailed in the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties of the Company and Lind. In addition, the Note contains restrictive covenants and event of default provisions that are customary for transactions of this type.

The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement is incorporated herein by reference only to provide information regarding the terms of the Purchase Agreement, and not to provide any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company's periodic reports and other filings with the Securities and Exchange Commission (the "SEC"). The foregoing summaries of the Purchase Agreement, the Note and Warrant do not purport to be complete and are qualified in their entirety by reference to the copies of the Warrant, Purchase Agreement and Note filed herewith as Exhibits 4.1, 10.1 and 10.2, respectively.

Additionally, the Company issued a press release on October 27, 2021, titled “Siyata Mobile Enters into an Agreement for a US$6,000,000 Investment from The Lind Partners.” The press release is filed herewith as Exhibit 99.1

Exhibit No.	Description
4.1	Form of Warrant
10.1	Securities Purchase Agreement, dated as of October 27, 2021, by and between the Company and Lind
10.2	Form of Senior Secured Convertible Promissory Note
99.1	Press release issued by Siyata Mobile Inc. on October 27, 2021, titled “Siyata Mobile Enters into an Agreement for a US$6,000,000 Investment from The Lind Partners.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: October 27, 2021

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